UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          21st CENTURY HOLDING COMPANY

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90136Q100

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                                 (CUSIP Number)

                               CUSIP No. 90136Q100

    1       NAMES OF REPORTING PERSONS Hilliard Family Foundation, Inc.
                                      ------------------------------------------

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  39-1933200
                                                               ------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                 (b) |_|

    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.A.
                                                --------------

                                 5      SOLE VOTING POWER        95,750
                                                         --------------------

         NUMBER OF               6      SHARED VOTING POWER            0
           SHARES                                          ------------------
        BENEFICIALLY
          OWNED BY               7      SOLE DISPOSITIVE POWER    95,750
            EACH                                              ---------------
         REPORTING
           PERSON                8      SHARED DISPOSITIVE POWER       0
           WITH:                                                -------------


    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,750
                                                                        -------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        3.2(1)
                                                           -------------------

    12      TYPE OF REPORTING PERSON (See Instructions)      CO
                                                       ------------

-------------
1 Calculated on the basis of 3,015,501 shares of Common Stock outstanding on April 22, 2002.

                               Page 2 of 5 Pages


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ITEM 1(A).        NAME OF ISSUER:

                  21st Century Holding Company

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4161 NW 5th Street
                  Plantation, FL  33317

ITEM 2(A).        NAME OF PERSON FILING:

                  Hilliard Family Foundation, Inc.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  320 North Adams Street, Suite A-1169
                  Green Bay, WI 54301

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  90136Q100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Corporation

ITEM 4.           OWNERSHIP:

                  (a)      Amount Beneficially Owned: 95,750 shares.
                                                      --------------

                  (b)      Percent of Class:    3.2%(1)
                                                -------

-----------------

1 Calculated on the basis of 3,051,501 shares of Common Stock outstanding on April 22, 2002.

                               Page 3 of 5 Pages

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct to vote 95,750 shares
                                                                   -------------

                  (ii)     shared power to vote or to direct the vote     0
                                                                   -------------

                  (iii)    sole power to dispose or to direct the
                           disposition of                          95,750 shares
                                                                   -------------

                  (iv)     shared power to dispose or to direct
                           disposition of                                 0
                                                                   -------------

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2002                            /s/ Dan Hilliard
                                                  --------------------------
                                                  Dan Hilliard, Vice President